Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

360 DigiTech, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3660)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING

The board of directors of 360 DigiTech, Inc. (the “Company”) is pleased to announce that all the special resolutions as set out in the notice of the extraordinary general meeting of shareholders of the Company dated February 14, 2023 were duly passed at our extraordinary general meeting (“EGM”) of the Company held on March 31, 2023.

As the special resolution in relation to the change of English name of the Company and the adoption of the dual foreign name was duly passed by the shareholders at the EGM, the new names of the Company (“Qifu Technology, Inc.” and “奇富科技股份有限公司”) will be included in all the publications and corporate communications of the Company after the new names have been entered in the Register of Companies by the Registrar of Companies of the Cayman Islands and the Certificate of Registration of Alteration of Name of Registered Non-Hong Kong Company has been obtained by the Company from the Registrar of Companies in Hong Kong confirming the registration of the new names of the Company in Hong Kong under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Further announcement(s) will be made by the Company after the completion of the above registration, the change in the stock short name of the Company and other consequential changes as and when appropriate.

By order of the Board
360 DigiTech, Inc.
Alex Zuoli Xu
Director and Chief Financial Officer

Hong Kong, March 31, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Hongyi Zhou, Mr. Haisheng Wu, Mr. Alex Zuoli Xu, Mr. Eric Xiaohuan Chen, Mr. Dan Zhao and Ms. Jiao Jiao as Directors; and Mr. Gang Xiao, Mr. Andrew Y Yan and Mr. Fan Zhao as Independent Directors.